August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (212) 270-4240

James Dimon
Chief Executive Officer
JPMorgan Chase & Co.
270 Park Avenue
 New York, NY

       Re: **JPMorgan Chase & Co.**
               Definitive 14A
               Filed March 30, 2007
               File No. 01-5805

Dear Mr. Dimon:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Compensation Discussion and Analysis, page 10</u>

1. On page 11, you reference your market-based evaluation of compensation levels for the named executives. Item 402(b)(1)(v) asks companies to explain how they determine the amount of each element of compensation. Item 402(b)(2)(xiv) goes on to ask registrants to identify benchmarks and the components of the benchmarks. Revise this section to clarify how the Compensation Committee utilizes the benchmarks mentioned on page 10, and identify the benchmarks used, including the component companies.

2. Revise your disclosure to clarify whether the CEO has any role in making recommendations as to his own compensation, or whether any other member of the Operating Committee has a role in making a recommendation as to the compensation of any member of the Committee. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

3. You provide a general description of the quantitative and qualitative criteria which the Compensation Committee considers in determining the compensation of the named executives. In particular, on pages 15 and 16, you discuss the financial results in 2006 considered by the Committee in determining the named executive officers compensation. Revise your disclosure to clarify whether the financial results were evaluated by the Committee to determine whether they met particular performance targets which would directly affect the amount of compensation provided to the named executive officers, or if they were used as part of the Committee's subjective evaluation of the performance of the named executive officers. Please refer to Item 402(b)(2)(v) of Regulation S-K. Furthermore, if the Committee sets performance targets, and you declined to provide the targets because the disclosure of the targets would cause competitive harm to JPMorgan Chase, please provide the staff with your analysis supporting your conclusion that disclosure of the targets would result in competitive harm if they were disclosed.

4. If you conclude that any particular performance target is confidential because its disclosure would cause competitive harm to JPMorgan Chase, revise your disclosure to discuss the level of difficulty for the executive officers to reach the performance targets. Please refer to Item 402(b)(1)(v) and Instruction 4 to Item 402(b) of Regulation S-K.

5. It appears that the Compensation Committee, with input from the Operating Committee, exercises a significant amount of discretion in granting compensation, both as part of the annual compensation program as well as part of any supplemental compensation programs. Revise your disclosure to discuss the times in which the Compensation Committee uses its discretion to make compensation determinations, including balancing quantitative and qualitative

factors and the Committee's weighting of different factors. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Compensation Committee Review, page 12

6. Revise your disclosure to expand your discussion of the Compensation Committee's engagement of financial experts to include the information required by Item 407(e)(3)(iii) of Regulation S-K. In particular, please discuss the scope of the consultant's engagement and material elements of the consultant's instructions from the Committee.

Executive Compensation Tables, page 16

7. In what appears to be a closing piece of your Compensation Discussion and Analysis, you provide disclosure and tables which compare how the Committee viewed compensation amounts when determining the total compensation for the named executives. Revise your disclosure to ensure that these tables are not given greater prominence than the required tables, including the Summary Compensation Table. In particular, please refrain from using headings which appear to present your table of compensation actions, along with the reconciliation to the summary compensation table as part of the same series of tables as the Summary Compensation Table, as the other tables appear to be part of your analysis of your compensation decisions and should be presented as such. Finally, please clarify that while the compensation actions table and the reconciliation table are presented to explain how the Committee views the disclosure, you should explain: (1) that your alternate tables and disclosure are not a substitute for the complete information required by the SEC's rules and (2) the differences between the presentation in your additional tables and the amounts included in the Summary Compensation Table, particularly the fact that the Summary Compensation Table reports the amounts expensed by JP Morgan during the fiscal year for the equity awards granted to the named executives, regardless of the year that they were originally granted. Revise your discussion of the compensation actions table and the reconciliation to explain the features of the restorative options and to explain why the Committee did not consider the restorative options, or the SAR awards made to Mr. Cavanagh, as compensation for the purposes of determining total awards under your compensation program. Please refer to Item 402(b)(1)(iii), (iv) and (vi) of Regulation S-K.

8. We note that one of the differences highlighted between how the Committee considered the value of the compensation earned during 2006 and the amounts reported in the Summary Compensation Table is the effect of retirement eligibility upon equity awards made to each named executive. Revise this section to discuss retirement eligibility of the executives, including any differences in the

valuation of different named executive's awards as represented in the Summary Compensation Table.

Summary Compensation Table, page 17

9. Revise the Summary Compensation Table to exclude the information included in the parentheticals regarding the value of the restorative options received by Mr. Dimon and Mr. Cavanagh, as this presentation is not consistent with the format required by Item 402(c). To the extent that you wish to explain a component of any of the tables, you can use a footnote, or include the information in the narrative discussion contemplated by Item 402(e) of Regulation S-K.

Grants of Plan Based Awards, page 19

10. This table presents awards made to the named executives on January 18, 2007. This table should present all awards that were granted during the relevant fiscal year. It appears that JP Morgan Chase granted equity awards in the first quarter of 2006 as compensation for performance in 2005. Please report all equity grants made during the relevant year. Please refer to 402(d)(1) and Instruction 1 to Item 402(d). Please also refer to Question 4.05 of the Interpretive Guidance on Item 402, updated February 12, 2007.

11. It appears that at the end of Fiscal Year 2006, there were future payouts under your non-equity incentive awards. Please revise the table to include the information required by Item 402(d)(iii) of Regulation S-K.

12. The table contemplated by Item 402(d) requires that you include all grants made to each named executive officer, rather than present different types of awards under separate subheadings. Revise your disclosure to present the restorative option grants in the same table as all other grants made to the named executive officers.

Potential Payments Upon Termination or Change In Control, page 24

13. Revise this section to discuss the specific provisions, including the terms of the executive severance policy mentioned on page 15, which would give rise to the payments disclosed in the table on page 25. The reader must be able to understand the circumstances which would give rise to payments under these plans. Please refer to Item 402(j) of Regulation S-K.

14. Revise the Compensation Discussion and Analysis to discuss how the company arrived at the structure of the change in control agreement. In particular, please discuss the extent to which the terms were the result of negotiations or were the

result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.

Closing Comment

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel